UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Focus Impact BH3 Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22677T102

(CUSIP Number)

Gregory Freedman

819 NE 2nd Avenue, Suite 500

Fort Lauderdale, FL 33304

(954) 416-3140

with a copy to:

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 E. Las Olas Blvd, Suite 2000

Ft. Lauderdale, FL 33301

Tel: (954) 765-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crixus BH3 Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,111(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,360,111(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,111(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH3 Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,111(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,360,111(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,111(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Lebensohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,111(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,360,111(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,111(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,111(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,360,111(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,111(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The securities are held directly by Crixus BH3 Sponsor LLC (the “Sponsor”). The Sponsor is controlled by BH3 Management LLC, an entity owned and controlled indirectly by Daniel Lebensohn and Gregory Freedman. Each of Messrs. Lebensohn and Freedman indirectly share voting and dispositive power over the securities held by the Sponsor and may be deemed to beneficially own the securities held by the Sponsor. Mr. Lebensohn and Mr. Freedman disclaim beneficial ownership of the securities held by the Sponsor except to the extent of their pecuniary interest therein.

(2)

Represents (i) 799,060 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Focus Impact BH3 Acquisition Company (f/k/a Crixus BH3 Acquisition Company) (the “Issuer”) and (ii) 561,051 shares of Class A Common Stock issuable upon the conversion of 561,051 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. This excludes 2,240,000 shares of Class A Common Stock underlying 2,240,000 private placement warrants of the Issuer.

(3)	Based on 5,312,029 shares of Class A Common Stock after giving effect to the redemptions and the conversion, as disclosed in the Issuer’s Current Report on Form 8-K filed October 6, 2023.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by Crixus BH3 Sponsor LLC, BH3 Management LLC, Mr. Daniel Lebensohn and Mr. Gregory Freedman (each a “Reporting Person” and collectively, the “Reporting Persons”) and amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 16, 2023 (the “Original 13D”). This Amendment No. 1 is being filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons, previously filed as Exhibit 1 to the Original 13D, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to incorporate the information contained in Item 6.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

(c) The Reporting Persons effected the following transaction during the last 60 days:

Pursuant to the terms of the Purchase Agreement (as defined below), as of November 2, 2023, the Sponsor transferred 2,200,940 shares of Class A Common Stock and 578,191 shares of Class B Common Stock to Focus Impact BHAC Sponsor, LLC (as defined below).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The first paragraph of Item 6 is hereby amended and supplemented as follows:

Purchase Agreement

On September 27, 2023, the Issuer, the Sponsor and Focus Impact BHAC Sponsor, LLC (the “New Sponsor”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which, subject to satisfaction of certain conditions, the New Sponsor (i) agreed to purchase an aggregate of 3,746,303 shares of the Issuer’s common stock from the Sponsor and each of the anchor investors and 4,160,000 Private Placement Warrants from the Sponsor for an aggregate purchase price of $16,288.27 and (ii) become the sponsor of the Issuer (together, the “Purchase”).

The Purchase closed as of November 2, 2023. In connection with the closing of the Purchase, the Sponsor transferred 2,200,940 shares of Class A Common Stock, 578,191 shares of Class B Common Stock and 4,160,000 private placement warrants and the anchor investors transferred an aggregate of 967,172 shares of Class B Common Stock to the New Sponsor. Therefore, as of the date hereof, each of the Reporting Persons beneficially owns 1,360,111 shares of Class A Common Stock of the Issuer. In connection with the transactions contemplated by the Purchase Agreement, upon the request of an anchor investor, the Sponsor agreed to pay the requesting anchor investor $0.0043 per share.

In addition, in connection with the closing of the Purchase, (i) the New Sponsor (x) paid certain expenses, up to a mutually-agreed upon maximum, incurred by the Company, Sponsor and New Sponsor in connection with the Purchase and (y) reimbursed the Sponsor for the most recent extension payment made to the trust account established by the Company in the amount of $175,440.72, (ii) each of the (x) “working capital” promissory note between the Company and the Sponsor dated November 1, 2022 (in aggregate principal amount of approximately $910,000) and (y) “extension” promissory note between the Company and the Sponsor dated July 31, 2023 (in aggregate principal amount of $350,881.44) were terminated and of no further force and effect and (iii) the Sponsor has agreed to forfeit up to 133,333 shares of Class A Common Stock in connection with the closing of the Company’s initial business combination (the “Business Combination”) to help offset certain expenses that the Company may incur and/or dilution that the Company may experience in connection with the closing of the Business Combination.

As of the date of the closing, the Issuer implemented the following changes in management and the Board as contemplated by the Purchase Agreement: (i) each of Mr. Daniel Adan, Mr. Dwight “Arne” Arnesen, Mr. Mark Rose, Mr. Jonathan Roth and Mr. Freedman resigned from their positions as directors of the Issuer, (ii) Ms. Michelle Guber, Mr. Freedman and Mr. Lebensohn resigned from their positions as officers of the Issuer and (iii) each of Mr. Carl Stanton, Mr. Ernst Lyles, Mr. Wray Thorn, Mr. Troy Carter and Ms. Dia Simms were appointed to serve as new Board members, representing a change in a majority of the Issuer’s Board.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of October 16, 2023, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D, filed on October 16, 2023).

Exhibit 2	Purchase Agreement between the Issuer, the Sponsor, the New Sponsor, among others (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, File No. 001-40868, filed on September 27, 2023).

Exhibit 3*	Termination of Promissory Notes, dated November 2, 2023.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: November 6, 2023

Crixus BH3 Sponsor LLC

By: BH3 Management LLC,
as Manager

By:	/s/ Gregory Freedman
Name: Gregory Freedman
Title: President

BH3 Management LLC

By:	/s/Gregory Freedman
Name: Gregory Freedman
Title: President

/s/ Gregory Freedman
Gregory Freedman

/s/ Daniel Lebensohn
Daniel Lebensohn

[Signature Page to Schedule 13D]